SteadyLaw Group, LLP
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August 31, 2006

VIA EDGAR
Gregory S. Belliston
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549
U.S.A.

Re:  Kinder Travel, Inc. File No. 333-135689
SEC Comment letter dated August 8, 2006

Dear Mr. Belliston:

On behalf of Kinder Travel, Inc. (the “Company”), a Nevada corporation, please be advised that we have received and reviewed your letter of August 8, 2006 pertaining to the Company’s Form SB-1 as filed with the Securities & Exchange Commission (the “Commission”) on July 11, 2006.

Specific to your comments, our responses below are in addition to those filed via the Edgar system on August 30, 2006:

Registration Statement Cover Letter

1.	Pursuant to Rule 3a4-1, of the Securities Exchange Act, neither Mr. Baxter nor Mr. Holzhauer need to be registered as brokers based on the following analysis:

(a)	Neither Mr. Baxter nor Mr. Holzhauer are subject to statutory disqualification, as defined under Section 3(a)(39) of the Securities Exchange Act;

(b)
Neither Mr. Baxter nor Mr. Holzhauer is compensated in connection with his participation in the sale of the securities by the payment of commission or other remuneration based directly on transactions in securities whether directly or indirectly;

(c)	Neither Mr. Baxter nor Mr. Holzhauer is an associated person of a broker or dealer; and,

(d)
Mr. Baxter and Mr. Holzhauer have, and will continue to, restrict their participation, with respect to the registration of the securities, to preparing written materials or other acceptable communications, that do not involve oral solicitation of any potential purchaser(s), all such communications will be approved by the issuer prior to transmission of the same. Any response to an inquiry by a potential purchaser(s) shall be limited to the information contained in the issuer’s registration statement as filed with the Securities and Exchange Commission. Both Mr. Baxter and Mr. Holzhauer, may be required to perform ministerial and/or clerical work involving effecting this or other transactions undertaken by the issuer.

2.	A table setting forth the exchange rate at the end of each quarter during the past two years has been included. Please refer to page(s) 2.

3.	The $20,000 Note was issued directly to Dirk Holzhauer as the sole shareholder of KTBC. Mr. Holzhauer converted the Note on March 31, 2006. Please refer to page(s) 5 & 18.

4.
This inclusion of this risk factor, together with any additional references to network marketing, was a clerical mistake. The Company has never engaged in any multi-level marketing program, and has no intent on so doing. All such references have been removed.

5.	In response to your comments:

(a)	We have updated the Registration Statement to specifically state that our web site is not yet operational.

(b)  The words “web-based” have been deleted.

(c)  We have updated the Registration Statement as necessary to include distinct language indicating that all features of our web site are planned features.

(d)
We have updated the Registration Statement as necessary to indicate that we estimate the costs to develop our web site will be approximately $20,000 and that we intend to pay for such costs from our cash reserves. Please refer to page(s) 5 & 18.

6.
We have updated the Registration Statement as necessary to indicate that the new anticipated launch of our web site will be in October 2006. We have also included additional details advising that we will conduct our web-based services at rather than and the reasons for same. Please refer to page(s) 5 & 18. Additionally, Kinder Travel will be transacting business as Envoy Travel for reasons set forth on pages 5 & 18 as well.

7.	We have revised the Registration Statement as indicated to remove the inappropriate reference suggesting that advertising “will ensure” name recognition. Please refer to page(s) 5.

8.
We have updated the Registration Statement to include a Risk Factor(s) stating that the offering may result in change of control and that we do not know who the new owners will be or what direction they will take with the Company. Please refer to page(s) 9.

9.
We have updated the Registration Statement to include two distinct risk factors, separately discussing our in-store sales and our anticipated internet sales. Since we have had no internet sales to date, we have also updated the risk factor discussing our internet sales to indicate that we are not dependent on internet sales. Please refer to page(s) 7.

10.	We have updated the Registration Statement as indicated. Please refer to page(s) 7.

11.
We have updated the Registration Statement to indicate that we are not substantially dependent on any agreement(s) with our travel suppliers and that we have no written agreements with such suppliers. Please refer to page(s) 7.

12.	We have updated the Registration Statement as necessary to clearly define “representatives” as our travel agents.

13.	We have updated the Registration Statement as necessary to indicate that we cannot know how many travel agents we will require to achieve our business strategy.

14.	We have updated the Registration Statement to indicate that our computer systems have not materially harmed our business. Please refer to page(s) 7.

15.	We have updated the Registration Statement to indicate that we have no insurance. Please refer to page(s) 8.

16.
We have updated the Registration Statement as necessary to indicate that our web site is not operational, that we will use $20,000 from our cash reserves to fund the development of our web site, and that we cannot know the effect of not having an operational web site since we have not conducted any market research to this effect. Please refer to page(s) 5, 8, & 18.

17.	We have updated the Registration Statement as necessary to indicate that we have no multi-level marketing program.

18.
We have updated the Registration Statement as necessary to indicate the effect of our shareholders (a) being unable to sell their shares and (b) selling their shares to another small group. Please refer to page(s) 9.

19.	We have updated the Registration Statement to delete any repetitive text. Please refer to page(s) 14.

20.	We have updated the Registration Statement to delete any repetitive text. Please refer to page(s) 7.

21.
We have updated the Registration Statement as necessary to indicate that we have no patents or trademarks, and, that as a result of same, the trademark and patent laws afford us no protection. Please refer to page(s) 12.

22.	We have updated the Registration Statement to indicate that we have received no notice of infringement on the rights of any third party. Please refer to page(s) 12.

23.	We have updated the Registration Statement to indicate that we have no multi-level marketing program.

24.	We have updated the Registration Statement to remove the reference to PSLRA. Please refer to page(s) 16.

25.
We have updated the Registration Statement as necessary to clearly state whether each of the products are presently being sold, or whether we plan to offer them sometime in the future. We have also included additional products that we presently offer. Please refer to page(s) 19 & 20.

26.	In response to your comment:

(a)
We have conducted no market research on whether consumers would be willing to pay such a $49.00 annual membership fee. Further, this fee remains a work in progress and we have yet to decide whether to require such a fee. The Registration Statement has been updated as necessary. Also, with respect to the corporate fee of $100.00, the same is true. Please refer to page(s) 20.

(b)
Since we have yet to decide whether to require such a $49 or $100 fee, we have not updated the Prospectus. If we ultimately do charge such a fee on the web site, then we will make the necessary revisions to the Prospectus to include language with respect to such charges.

27.
We have updated the Registration Statement as necessary to more clearly indicate the launch date of our Kinder Vacations Network program. We also have included language indicating that we will use traditional forms of advertising and marketing to promote our KVN program. Please refer to page(s) 20 & 28.

28.	We have updated the Registration Statement as necessary and deleted all references to multi-level marketing.

29.	We have updated the Registration Statement as necessary and deleted all references to multi-level marketing.

30.	We have updated the Registration Statement as necessary to indicate the various hurdles for launching our Cafes. Please refer to page(s) 20.

31.	We have updated the Registration Statement as indicated to reconcile the time frame for launching our Cafes. Please refer to page(s) 20 & 28.

32.	We have updated the Registration Statement to indicate our plans with respect to the production of the video. Please refer to page(s) 20.

33.	We have updated the Registration Statement to include a more detailed discussion regarding our Kinder Travel Foundation and when we plan to launch same. Please refer to page(s) 21.

34.	We have updated the Registration Statement to include more appropriate headings as suggested. Please refer to page(s) 21.

35.	We have updated the Registration Statement to include a more detailed discussion pertaining to our Travel Platform and its features. Please refer to page(s) 22.

36.
We have updated the Registration Statement as necessary to further detail our role as Ministry Travel Provider, including the number of ministries with which we have agreements and the revenues derived from each. Please refer to page(s) 23.

37.	We have updated the Registration Statement as necessary to more clearly distinguish our present operations and those that we are planning in the future.

38.	In response to your comment:

(a)	We have reconciled as indicated.
(b)	We have reconciled as indicated.
(c)	We have reconciled as indicated.
(d)	We have updated the Registration Statement to include a risk factor pertaining to the effect on our growth potential as a result of our small number of employees. Please refer to page(s) 14.

39.
We have updated the Registration Statement as indicated to include a more detailed analysis regarding our need for additional funds to expand our operations, our plans, if any, to raise these additional funds, and the length of time we believe that our cash on hand will allow us to operate. Please refer to page(s) 28 & 29.

40.	We have updated the Registration Statement to indicate the reasons underlying the increase in revenue. Please refer to page(s) 29.

41.
We have updated the Registration Statement as suggested and further reconciled to the Financial Statements to indicate that there is no related party loan and that there is no written agreement pertaining to the $50,000 demand loan. Please refer to page(s) 30.

42.	We have updated the Registration Statement as indicated to include a “Liquidity and Capital Resources” discussion as required under Item 303(b)(2) of Regulation S-B. Please refer to page(s) 29 & 30.

43.	We have updated the Registration Statement to include the required addresses for all categories of persons listed. Please refer to page(s) 34.

44.	We have updated the Registration Statement as necessary to provide a five (5) year history for Dirk Holzhauer. Please refer to page(s) 34.

45.
We have updated the Registration Statement as indicated to include a detailed discussion about our web site developer. We have also filed the relevant agreement. Please refer to page(s) 35 and Exhibit 99.1.

46.	We have updated the Registration Statement as indicated and removed all information pertaining to 2006 compensation. Please refer to page(s) 36.

47.
We have updated the Registration Statement as suggested and included language regarding the determination underlying the price of the shares issued. Please refer to page(s) 46 and to our response to Comment No. 51.

48.	We have updated the Registration Statement as necessary to include the appropriate additional title for Daniel L. Baxter as our Principal Accounting Officer. Please refer to page(s) 49.

49.	We have taken your Comment under advisement and addressed as required.

50.	We have considered your Comment and have revised the March 31, 2005 financial statements to properly reclass the 2005 ownership draws to compensation expense.

51.
We have considered your Comment and have revised the March 31, 2006 financial statements to include the issuance of warrants which was valued at $20,000. The value was determined to be appropriate based on the following: Kinder Travel is a start-up company and Daniel L. Baxter serves as our CEO in addition to providing accounting services to us through Mardan Consulting, Inc. Since the Company’s operations are relatively small, the involvement of Mr. Baxter is limited, even as our CEO. As a full-time CEO for a Company such as ours, Mr. Baxter could expect to earn in excess of $200,000, an amount that we have pro-rated to compensate him. Additionally, Mr. Baxter has agreed to accept for slightly less than the market rate for the potential upside that his shares will be worth should the Company be successful in executing its business plan.   The March 31, 2006 financial statements have also been revised to include reference to the outstanding warrants in the earnings per share accounting policy that states the warrants are anti-dilutive due to the Company’s net losses.

52.
At the time of the acquisition management’s best estimate of the value of the shares was US $.05 per share. At the actual date of conversion there was no reasonable basis to determine the fair value of the Company so the recapitalization was recorded at the par value of the stock as converted to Canadian dollars for reporting purposes. The original entry to record the $20,000 was reversed within the reporting quarter when the shares were issued. No gain or loss was converted on the conversion (this was not considered to be an extinguishment of debt). Prior to the acquisition of KTT, the Company was a ‘shell company’ as defined in Section 7.21.1 of the SEC Accounting and Reporting Manual. The intent of the parties entering into the transaction was for the stockholder of KTT to become the stockholder of the Company. Therefore, while the US $20,000 note could legally have been redeemed for cash, it was the intent of all parties from the beginning to convert the note to stock which occurred in March 2006. Considering the principle of substance over form, the transaction met the definition of a public shell merger as defined in Section 10.516 Accounting Interpretations of the SEC Accounting and Reporting Manual, and was treated as a recapitalization of the Company. The $466 was charged against retained earnings since the balance of additional paid in capital was zero. The shares were issued in June 2006.

53.
We have updated the Registration Statement as necessary to clarify the period covered in the Management Discussion and Analysis during 2005, which is the entire year. Please refer to page(s) 28 - 33. The financial statements present the operations of the sole proprietor from January 1, 2005 through October 31, 2005 and of the sole proprietor as combined with the Company from November 1, 2005 through December 31, 2005 as described in Note 2 of the 2005 audited financial statements. Therefore, the information presented in the financial statements is for the full 12 months of 2005 as labeled.

54.
We have considered your Comment and have added language to Note 2 of the Financial Statements that gives the pro forma earnings per share for 2005 as if the 400,000 shares of common stock had been outstanding since January 1, 2005.

55.
We have considered your Comment and have reconciled the discrepancy to unequivocally state that the demand loan is from an unrelated party. Additionally, please accept the following in response to your comment. The loan was a short term advance from an unrelated party (the "Lender"). This Lender agreed to provide up to CDN $100,000 for 18 months without interest in exchange for favorable rates on family travel packages. The company drew down CDN $50,000 in January 2005, CDN $25,000 in January 2006, and paid it all back in July 2006.  The Company has no plans to draw further funds from this source.

56.
We have considered your Comment and a summary of our cancellation policy has been added to our financial statements. This policy may also be cross referenced elsewhere in our Registration Statement on page(s) 30.

57.	We have considered your Comment and specific disclosures have been added to the 2005 financial statements for both revenue and accounts receivable concentrations as applicable.

58.
We have considered your Comment and respond in the following manner: Although work was done pertaining to our web site in 2005, such work only related to design and concept. In fact, the company we originally hired, Corasen Communications, never produced an actual working web page. We terminated our agreement with them for lack of performance in 2005. We put future development on hold until we entered into a new corporate branding and web site development agreement with Core Associates in March 2006. They began work on the web site in the 2nd quarter of 2006 based on our original design work.  Accordingly, all costs incurred during 2005 and through March 31, 2006, have been related to the planning stage as defined by Exhibit 00-2A in EITF 00-2 and have been expensed as incurred in accordance with EITF 00-2, paragraph 4. A policy disclosure for web site costs has been added to the 2005 financial statements.

59.
We have considered your Comment and respond in the following manner: The 2005 financial statements have been revised to reflect the actual amount of net operating loss carry forwards available to offset future taxable income as well as to disclose the resulting deferred tax asset which has been fully reserved. The reference to the deferred tax liability has been removed. Foreign Exchange Transaction Gains/Losses was a loss of $244 in 2005 and a gain of $141 in the first quarter of 2006.

60.	We have considered your Comment and updated have provided an updated legal consent. Please refer to Exhibit 5.1.

61.	We have considered your Comment and updated have provided an updated legal consent. Please refer to Exhibit 5.1.

62.
We have considered your Comment and respond in the following manner: Exhibit A has been previously filed as Exhibit 10.2 to the Registration Statement. Exhibit B was omitted from filing since the parties waived the requirement for financial statements.

In addition to the above, we have filed via the Edgar online system Amendment No. 1 to our Registration Statement, with the requisite consents, additional necessary exhibits and all signatures.

A copy of the “marked up” version of Amendment No.1 has been forwarded to you on today’s date via Federal Express.

Thank you for your courtesies with respect to this matter and we appreciate your suggested comments and revisions. Please feel free to contact Luis Carrillo at (619) 399-3090 to further discuss this matter.

Very truly yours,
STEADYLAW GROUP, LLP

/s/ STEADYLAW GROUP, LLP

SteadyLaw, Group, LLP

cc: Kinder Travel, Inc.